As filed with the Securities and Exchange Commission on August 12, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

Fortress Biotech, Inc.

FBIO Acquisition, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Michael S. Weiss

Fortress Biotech, Inc.

2 Gansevoort Street, 9th Floor

New York, New York 10014

(781) 652-4500

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark F. McElreath

Alston & Bird LLP

90 Park Avenue, 15th Floor

New York, New York 10016

(212) 210-9400

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$40,522,868	$4,081.00

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 12,432,575 shares of common stock, par value $0.02 per share (the “Shares”), of National Holdings Corporation (“NHLD”) outstanding plus (ii) 36,000 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price (as defined below), multiplied by the offer price of $3.25 per Share (the “Offer Price”). The calculation of the filing fee is based on information provided by NHLD as of August 8, 2016.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Fortress Biotech, Inc., a Delaware corporation (“Parent”), and FBIO Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.02 per share (“Shares”), of National Holdings Corporation, a Delaware corporation (the “Company”), at a price of $3.25 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Offerors. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of April 27, 2016, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 12, 2016 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Acquisition Sub and the Company is incorporated herein by reference with respect to Items 3 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is National Holdings Corporation, a Delaware corporation. Its principal executive office is located at 410 Park Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 417-8000.

(b) This Schedule TO relates to the Shares of the Company. According to the Company, as of August 8, 2016, there were approximately 12,432,575 Shares issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded is forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) Parent and (ii) Acquisition Sub.

Each of Parent’s and Acquisition Sub’s principal executive office is located at 2 Gansevoort Street, 9th Floor, New York, New York 10014, and the telephone number of each is (781) 652-4500.

The information regarding the Filing Persons set forth in Section 9 (“Certain Information Concerning the Filing Persons”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning the Company”), Section 9 (“Certain Information Concerning the

Filing Persons”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

(d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 (“Certain Information Concerning the Filing Persons”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of this Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the offer is not subject to any financing condition; and

(c) the offer is for all outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated August 12, 2016*

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement, published August 12, 2016 in The New York Times*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Joint Press Release of Parent and the Company, dated April 28, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of April 27, 2016, by and among Parent, Acquisition Sub, and the Company (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 12, 2016, by and among Parent, Acquisition Sub, and the Company (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 12, 2016)

(d)(3)	Form of Support and Voting Agreement by and among Parent, Acquisition Sub, and certain officers and directors (and certain of their affiliates) of National Holdings Corporation (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(d)(4)	Stockholder Rights Agreement by and between the Company and Acquisition Sub, dated April 27, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(d)(5)	Form of Voting Agreement by and among Parent, Acquisition Sub, and certain officers and directors (and certain of their affiliates) of National Holdings Corporation (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(d)(6)	Confidentiality Agreement, dated as of January 14, 2016, between the Company and Parent*

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2016

FORTRESS BIOTECH, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Name:	Lindsay A. Rosenwald, M.D.
Title:	CEO and President

FBIO ACQUISITION, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Name:	Lindsay A. Rosenwald, M.D.
Title:	CEO and President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 12, 2016*

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement, published August 12, 2016 in The New York Times*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Joint Press Release of Parent and the Company, dated April 28, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of April 27, 2016, by and among Parent, Acquisition Sub, and the Company (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 12, 2016, by and among Parent, Acquisition Sub, and the Company (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 12, 2016)

(d)(3)	Form of Support and Voting Agreement by and among Parent, Acquisition Sub, and certain officers and directors (and certain of their affiliates) of National Holdings Corporation (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(d)(4)	Stockholder Rights Agreement by and between the Company and Acquisition Sub, dated April 27, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(d)(5)	Form of Voting Agreement by and among Parent, Acquisition Sub, and certain officers and directors (and certain of their affiliates) of National Holdings Corporation (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on April 28, 2016)

(d)(6)	Confidentiality Agreement, dated as of January 14, 2016, between the Company and Parent*

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.